UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2014
Commission File Number 001-33434
CREDIT SUISSE AG

(Translation of Registrant’s Name Into English)
Paradeplatz 8, CH-8070 Zurich, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Explanatory note

This Report on Form 6-K contains the exhibits set forth below. This report on Form 6-K and such exhibits are hereby incorporated by reference into Registration Statement No. 333-180300-03 of Credit Suisse AG.

Exhibit 5.1: Opinion of Davis Polk & Wardwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.

Exhibit 99.1: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated March 31, 2014, relating to the registrant’s Daily Redeemable Notes (“DRNs”) Linked to the Performance of the S&P 500 VIX Futures Variable Long/Short Index TR – Short Term due June 4, 2018;

Exhibit 99.2: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated March 31, 2014, relating to the registrant’s Buffered Accelerated Return Equity Securities due September 29, 2017 Linked to the Performance of the S&P 500® Index;

Exhibit 99.3: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated March 31, 2014, relating to the registrant’s Buffered Accelerated Return Equity Securities due September 29, 2017 Linked to the Performance of the Russell 2000® Index;

Exhibit 99.4: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated March 31, 2014, relating to the registrant’s Buffered Accelerated Return Equity Securities due March 29, 2019 Linked to the Performance of the Dow Jones Industrial AverageSM;

Exhibit 99.5: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated March 31, 2014, relating to the registrant’s Accelerated Barrier Notes due March 30, 2018 Linked to the Performance of the Dow Jones Industrial AverageSM;

Exhibit 99.6: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated March 31, 2014, relating to the registrant’s Accelerated Barrier Notes due March 30, 2018 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index;

Exhibit 99.7: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated March 31, 2014, relating to the registrant’s Absolute Return Barrier Securities due March 29, 2019 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index;

Exhibit 99.8: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated March 31, 2014, relating to the registrant’s Accelerated Return Securities due September 29, 2017 Linked to the Performance of an Equally Weighted Basket Consisting of the Hang Seng® China Enterprises Index, MSCI Taiwan Index, Hang Seng® Index and Korea Stock Price Index 200;

Exhibit 99.9: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated March 31, 2014, relating to the registrant’s High/Low Coupon Callable Yield Notes due June 30, 2015 Linked to the Performance of the iShares® MSCI Emerging Markets ETF and the iShares® MSCI Brazil Capped ETF; and

Exhibit 99.10: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, dated March 31, 2014, relating to the registrant’s 5.65% per annum Contingent Coupon Callable Yield Notes due March 31, 2016 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE AG
Date: March 31, 2014	By:	/s/ Michael G. Clark
		Name:	Michael G. Clark
		Title:	Authorized Officer

	By:	/s/ Gina Orlins
		Name:	Gina Orlins
		Title:	Authorized Officer